CHINA BIOLOGIC PRODUCTS HOLDINGS, INC.

Number Share

Incorporated under the laws of the Cayman Islands

Share capital is **US$11,000** divided into **110,000,000 Shares** of a par value of **US$0.0001** each

THIS IS TO CERTIFY THAT is the registered holder of Share in the above-named Company subject to the Memorandum and Articles of Association thereof.

EXECUTED on behalf of the said Company on the day of 2017 by:

DIRECTOR ______________________________